Austrian

RECEIVED

2008 MAR 28 A 7:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08001526

March 12, 2008

Ref.: **Rule 12g3-2(b) File No. 82-4970**

SUPPL

The enclosed Ad-hoc Press Releases are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
APR 01 2008
THOMSON FINANCIAL

Very truly yours,

AUSTRIAN AIRLINES AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

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Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG, registered with Vienna Commercial Court under FN 111000k, registered Office in Vienna, DVR 0091740

20000496

March 12, 2008

Ad-hoc Release

POSITIVE NET RESULT OF EUR 3.3 MILLION IN 2007

Adjusted EBIT returns clearly into positive figures at EUR 39.1m

Net debt reduced to EUR 982.9m

At EUR 3.3m (2006 figure: EUR −129.9m), the net result of the Austrian Airlines Group bounced back into positive figures in 2007, following two years of negative results. This is an improvement of EUR 133.2m. The company improved its EBIT from EUR −89.0m in 2006 to EUR 25.6m in the report period 2007. The adjusted EBIT of EUR 39.1m in 2007 rose by EUR 47.4m, a substantial increase on the figure for the previous year. For the first time since 2004, this figure shows a positive numeric value.

In line with the reduction in available seat kilometers (ASK) of 15.4% which affected mainly the long-haul segment while there was a strong growth in the core markets (short- and medium haul segment), the flight revenue of the Austrian Airlines Group fell at a slower rate than production in the report period, decreasing by just 3.7% to EUR 2,368.6m (2006 figure: EUR 2,458.8m). At EUR 2,550.9m, the Group's operating revenue was slightly (4.2%) below the figure for the previous year.

The net debt of the Group fell to EUR 982.9m in the past business year. On the balance sheet date 31 December 2007, the equity ratio of the Austrian Airlines Group at 27.7% was above the comparable figure for 2006 (24.5%) due to the consistent reduction in liabilities.

Rückfragehinweis / For further information:
Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com; www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2, A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

Die Angaben zur Offenlegung gemäß §§ 24 und 25 Mediengesetz sind unter www.austrian.com auffindbar / Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

ad-08-08e (Erg. 07 Highlights).doc

Austrian

March 12, 2008

Ad-Hoc Release

SUPERVISORY BOARD OF AUSTRIAN AIRLINES AG SUPPORTS THE PARTICIPATION BY SHEIKH MOHAMED BIN ISSA AL JABER

Capital increase with full rights offering planned

Subscription price EUR 7.10 per share

At its meeting on 12 March 2008, the Supervisory Board of Austrian Airlines AG acknowledged the participation of the Saudi-Arabian Austrian businessman Sheikh Mohamed Bin Issa Al Jaber in Austrian Airlines AG by way of a capital increase with full subscription rights of the existing shareholders.

At the annual shareholders´ meeting on 7 May 2008, the Management Board will propose an ordinary capital increase with full subscription rights of the existing shareholders. Up to 57,120,000 new bearer shares will be issued against cash contribution, depending on how many subscription rights are exercised. The subscription price per share is intended to be EUR 7.10.

The investor will subscribe the number of new shares necessary to ensure a participation of 20% in the company (after exercise of the subscription rights of the existing shareholders). The members of the Austrian Airlines syndicate will not participate in the capital increase. The investor will contribute his shares to the extent necessary to maintain the syndicate´s majority in order to comply with air traffic regulations. ÖIAG will continue to dominate the syndicate.

The company will grant a discount for up to 1,000 new shares to every shareholder who held shares of the company in his securities account on March 10, 2008, by way of a subsequent price reduction.

At the annual shareholders´ meeting on 7 May 2008 a nominee of the investor is intended to be elected into the Supervisory Board of Austrian Airlines.

For further inquiries:
Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Phone: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, Email: prisca.havranek-kosicek@austrian.com

Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Phone: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com; www.austrian.com

Owner, publisher, distributor: Austrian Airlines AG, Corporate Communications Division of the Austrian Airlines Group, Office Park 2 A-1300 Vienna-Airport, P.O.Box 100, Phone: +43 (0) 51766, mailto:public.relations@austrian.com
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act at www.austrian.com

END